Exhibit 15.1

June 27, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 16(F) of Ituran Location and Control Ltd.’s (the “Company”) annual report on Form 20-F for the year ended December 31, 2010.   We are in agreement with the statements contained in Item 16(F), except that we have no basis to agree or disagree with: (i) the date on which the Board of Directors of Teleran approved its change in auditors, (ii) whether such auditor change was approved by the Company’s audit committee, or (iii) whether there were any potential reportable events beyond matters to which we are aware.

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/s/  Ernst & Young Terco Auditores Independentes S.S.
By:  J. André Viola Ferreir, Partner